Delisting Determination, The Nasdaq Stock Market, LLC,
February 2, 2021,  Gulfport Energy Corporation. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Gulfport Energy Corporation, effective at the opening of the trading session on February 12, 2021. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on November 17, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on November 27, 2020.